Hydrogenics Corporation
Third Quarter 2007 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation
Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and nine months ended September 30, 2007 and updates our MD&A for fiscal 2006. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2006. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Corporation,” “Hydrogenics,” “our”, “us” and “we” refer to Hydrogenics Corporation and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated November 7, 2007 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Forward looking Statements and Risk Factors
This MD&A contains forward looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees the future performance of Hydrogenics, as there are unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include, but are not limited to risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward looking statements, which speak only as at the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements, except as required by law. Readers are expected to review the section in our 2006 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect our future performance.
Financial Overview
Revenues for the three and nine months ended September 30, 2007 were $10.6 million and $26.9 million respectively, compared to $9.0 million and $20.5 million respectively for the corresponding periods in 2006. These increases are primarily attributable to the resumption of production in our OnSite Generation business unit to historical levels as well as increased revenues from our Test Systems business unit.
Net loss for the three months ended September 30, 2007 was $6.5 million, or ($0.07) per share, compared to $90.7 million, or ($0.99) per share, for the corresponding period in 2006. Net loss for the nine months ended September 30, 2007 was $18.6 million, or ($0.20) per share, compared to $108.7 million, or ($1.18) per share, for the corresponding period in 2006. These decreases are attributable to the absence of impairment charges for intangible assets and goodwill incurred during the third quarter of 2006 combined with increased revenues as a result of the return to historical production levels in our OnSite Generation business unit.
Cash used in operations and capital expenditures for the three months ended September 30, 2007 was $6.0 million compared to $6.5 million for the same period in 2006. This 8% decrease is attributed to a decrease in our operating loss and a decrease in capital expenditures offset by an increase in non-cash working capital, as we returned to historical production levels in our OnSite Generation business unit.
Cash used in operations and capital expenditures for the nine months ended September 30, 2007 was $22.2 million compared to $19.5 million for the same period in 2006. This 14% increase is attributed to a reduced operating loss and capital expenditures, offset by increased non-cash working capital requirements.

Third Quarter 2007 MD&A	Page 2

Hydrogenics Corporation
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2006 annual consolidated financial statements. There have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2006. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary significantly from those estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the three and nine months ended September 30, 2007 are unchanged from those disclosed in our 2006 annual consolidated financial statements, except that they include the adoption of U.S. standards noted below.
Canadian Standards. The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments — Disclosures,” and Section 3863, “Financial Instruments-Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We plan to adopt this new guidance effective January 1, 2008. We do not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.
In May 2007 the CICA issued Handbook Section 3031, which replaces the existing Section 3030 “Inventories.” The standard introduces changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. We plan to adopt this new guidance effective January 1, 2008. We are currently evaluating the impact the new standard will have on its financial statements.
U.S. Standards. In June 2006, The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109 (“FIN48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides accounting guidance on classification, accounting in interim periods, derecognition, disclosure and transition, and interest and penalties. We adopted this standard for accounting principles generally accepted in the United States (“U.S. GAAP”) reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on our financial position, the results of our operations or our cash flows under U.S. GAAP reporting.
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the interim period ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Third Quarter 2007 MD&A	Page 3

Hydrogenics Corporation
Results of Operations
The “Results of Operations” section below contains certain forward looking statements.  By their nature, forward looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Please refer to the caution regarding forward looking statements on page 2 of this MD&A and pages 1 and 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
Subsequent to the end of the third quarter of 2007, the Corporation reported that it will begin an orderly wind up of its Burnaby, British Columbia based fuel cell test products design, development and manufacturing business which is anticipated to take up to two years to complete and require between $3.5 million to $4.0 million of funding with a corresponding charge to earnings. The Corporation anticipates that the majority of the cash requirements and charge to earnings will occur in the fourth quarter of 2007. This business, along with the provision of testing services comprises the Test Systems reportable segment for external financial reporting. The Corporation will continue to provide test services from its Mississauga premises.
For the nine months ended September 30, 2007, the Test Systems reportable segment generated revenues of $9.3 million, 71% of which is attributed to the Burnaby, British Columbia based fuel cell test products design, development and manufacturing business. For the nine months ended September 30, 2007, the Burnaby, British Columbia component of the Test Systems reportable segment incurred a net loss in excess of $1.0 million.
Revenues for the three and nine months ended September 30, 2007 were $10.6 million and $26.9 million, respectively, representing an increase of $1.6 million or 18% compared to the three months ended September 30, 2006 and a $6.4 million or 31% increase compared to the nine months ended September 30, 2006. These increases are primarily a result of the return to historical production levels in our OnSite Generation business unit combined with increased revenues from our Test Systems segment.
The following table provides a breakdown of our revenues for the reported periods:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

OnSite Generation	$6,162	$5,009	$13,304	$8,988
Power Systems	1,010	1,938	4,286	4,055
Test Systems	3,452	2,053	9,349	7,469

	$10,624	$9,000	$26,939	$20,512

•	OnSite Generation revenues for the three months ended September 30, 2007 increased by $1.2 million or 23% compared to the three months ended September 30, 2006. OnSite Generation’s revenues for the nine months ended September 30, 2007 increased by $4.3 million or 48% compared to the nine months ended September 30, 2006. These increases are primarily a result of a return to historical production levels combined with a higher order intake level. Revenues for the three and nine months ended September 30, 2007 consisted of sales of electrolyzer products to customers in both industrial and transportation markets. As at September 30, 2007, we had $18.6 million of confirmed orders for OnSite Generation products and services, approximately one-third of which are anticipated to be delivered and recognized as revenue in 2007.

•	Power Systems revenues for the three months ended September 30, 2007 decreased by $0.9 million or 48% compared to the three months ended September 30, 2006 primarily as a result of an increased effort to focus on backup power and material handling sales having longer lead times. Power Systems revenues for the nine months ended September 30, 2007 increased by $0.2 million or 6%, compared to the nine months ended September 30, 2006 primarily as a result of an increase in the overall number of fuel cell power modules shipped as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel

Third Quarter 2007 MD&A	Page 4

Hydrogenics Corporation
Cell Power Modules for delivery to a leading military OEM during 2007. As at September 30, 2007, we had $8.0 million of confirmed orders for Power Systems products and services, approximately 20% of which are anticipated to be delivered and recognized as revenue in 2007.

•	Test Systems revenues for the three months ended September 30, 2007 increased by $1.4 million or 68% compared to the three months ended September 30, 2006 primarily as a result of delivering a greater number of higher output test equipment units, compared to the third quarter of 2006 as well as an increase in testing services revenues, compared to the third quarter of 2006. Test Systems revenues for the nine months ended September 30, 2007 increased by $1.9 million or 25%, compared to the same period in 2006, primarily as a result of timing of order execution. As at September 30, 2007, we had $4.2 million of confirmed orders for Test Systems products and services, the majority of which are anticipated to be delivered and recognized as revenue in 2007.
Cost of revenues for the three months ended September 30, 2007 was $9.5 million, an increase of $1.1 million from $8.4 million in the third quarter of 2006. Revenues less cost of revenues for the third quarter of 2007 was $1.1 million compared to $0.6 million for the same period in 2006. For the nine months ended September 30, 2007, cost of revenues was $24.0 million, an increase of $4.3 million from the nine months ended September 30, 2006. Revenues less cost of revenues for the nine months ended September 30, 2007 was $3.0 million compared to $0.8 million in the corresponding period of 2006. These improvements can primarily be attributed to the absence of $1.8 million of warranty reserves incurred during the second quarter of 2006 and higher revenues resulting in higher overhead absorption, partially offset by $0.6 million of inventory reserves incurred during the third quarter of 2007. Additional cost of revenues commentary regarding each business unit is provided as follows:
•	OnSite Generation cost of revenues for the three and nine months ended September 30, 2007 was $5.5 million and $12.9 million, respectively. Revenues less cost of revenues for the three and nine months ended September 30, 2007 were $0.9 million (12.8% of Revenues) and $0.4 million (2.9% of Revenues) respectively, compared to negative $0.5 million (negative 10.8% of Revenues) and negative $2.9 million (negative 32.5% of Revenues) for the corresponding periods in 2006. This improvement for the three months ended September 30, 2007 is primarily the result of higher overhead absorption as a result of higher revenues in the third quarter of 2007 combined with cost efficiencies in production. Additionally, we are now experiencing the benefits of improved pricing, project management and cost discipline. The improvement for the nine months ended September 30, 2007 also reflects the absence of $1.8 million additional warranty reserves incurred during the second quarter of 2006.

•	Power Systems cost of revenues for the three and nine months ended September 30, 2007 was $1.4 million and $3.8 million, respectively. Revenues less cost of revenues for the three and nine months ended September 30, 2007 were negative $0.4 million (negative 10.7% of Revenues) and $0.5 million (10.8% of Revenues) respectively, compared to $0.5 million (27.9% of Revenues) and $1.4 million (34.7% of Revenues) for the corresponding periods in 2006. These increases can be attributed to a lower proportion of military orders, which have historically generated higher margins combined with the appreciation of the Canadian dollar relative to the U.S. dollar, resulting in higher material and labour costs and $0.5 million of provisions for obsolete inventory incurred during the third quarter of 2007.

•	Test Systems cost of revenues for the three and nine months ended September 30, 2007 was $2.8 million and $7.2 million, respectively. Revenues less cost of revenues for the three and nine months ended September 30, 2007 were $0.6 million (19.9% of Revenues) and $2.1 million (22.5% of Revenues) respectively, compared to $0.6 million (27.5% of Revenues) and $2.3 million (31.4% of Revenues) for the corresponding periods in 2006. These increases are attributed to the appreciation of the Canadian dollar relative to the U.S. dollar, resulting in higher material and labour costs and a reduced proportion of test services revenues compared to the corresponding periods in 2006.
Selling, general and administrative (“SG&A”) expenses were $5.2 million for the three months ended September 30, 2007, a decrease of $1.9 million or 27% compared to the third quarter of 2006. This decrease reflects: (i) $1.7 million of savings relating to consulting, deferred compensation arrangements with certain executives, Sarbanes-Oxley Act compliance and other business strategy matters; and (ii) the results of our streamlining and cost

Third Quarter 2007 MD&A	Page 5

Hydrogenics Corporation
reduction initiative undertaken in the first quarter of 2007; (iii) partially offset by higher costs as a result of the weakening of the U.S. dollar relative to the Euro and the Canadian dollar compared to the third quarter of 2006. While we have experienced the effect of the weakening of the U.S. dollar in all business segments, our exposure to these changes in our OnSite Generation segment is limited as a large proportion of this business segments’ revenues and costs are denominated in the Euro.
For the nine months ended September 30, 2007, SG&A expenses were $17.1 million, a decrease of $3.3 million or 16% compared to the corresponding period in 2006. This decrease reflects: (i) $3.6 million of savings relating to consulting, deferred compensation arrangements with certain executives, Sarbanes-Oxley Act compliance and other business strategy matters; and (ii) the results of our streamlining and cost reduction initiative undertaken during the first quarter of 2007; partially offset by (iii) $2.1 million of severance charges incurred during the first quarter of 2007 relating to such streamlining initiatives; and (iv) higher costs as a result of the weakening of the U.S. dollar relative to the Euro and the Canadian dollar compared to the corresponding period during 2006.
Research and product development expenses for the three months ended September 30, 2007 were $3.1 million, an increase of $0.4 million or 13% compared to the third quarter of 2006. This increase is primarily attributable to decreased research and product development funding as compared with the third quarter of 2006. Research and product development funding has decreased as a result of the completion of several funding agreements.
For the nine months ended September 30, 2007, research and product development expenses were $7.6 million, an increase of $1.7 million or 29%, compared to the same period of 2006 and primarily reflects lower research and product development funding for reasons noted above.
Amortization of property, plant and equipment was $0.2 million for the three months ended September 30, 2007, a decrease of $0.2 million from $0.4 million for the three months ended September 30, 2006. For the nine months ended September 30, 2007, amortization of property, plant and equipment was $0.7 million, a reduction from $0.9 million for the nine months ended September 30, 2006. Compared to 2006, the average age of our assets increased, resulting in reduced amortization charges in the three and nine months ended September 30, 2007.
Amortization of intangible assets was $0.1 million and $0.2 million for the three and nine months ended September 30, 2007, a decrease of $2.1 million and $6.2 million, respectively, from the three and nine months ended September 30, 2006. These decreases are due to the impairment assessment of intangible assets in 2006, which resulted in reducing the carrying value of identifiable intangible assets to $0.5 million.
Impairment of intangible assets and goodwill incurred during the third quarter of 2006 was $80.0 million which reduced the remaining value of intangible assets related to patentable technology and customer relationships originally recorded in January 2005 upon the acquisition of Stuart Energy.
Provincial capital tax was $0.2 million for the three and nine months ended September 30, 2007, compared to expenses of less than $0.1 million during the third quarter of 2006 and recovery of $0.1 million during the nine months ended September 30, 2007. These changes are primarily related to estimates of provincial capital taxes payable and are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes.
Interest, net was $0.5 million for the three months ended September 30, 2007, a decrease of $0.4 million or 43% compared to the third quarter of 2006. For the nine months ended September 30, 2007, interest, net was $2.0 million, a decrease of $0.9 million or 32% compared to the same period of 2006 the result of a decrease in cash and cash equivalents and short-term investments during the three and nine months ended September 30, 2007.
Foreign currency gains for the three and nine months ended September 30, 2007 were $0.7 million and $2.4 million, respectively, compared to foreign currency gains of $0.1 million and $1.1 million for the three and nine months ended September 30, 2006. These increases are the result of holding additional Canadian dollar denominated marketable securities in 2007 compared to 2006 at a time when the value of the Canadian dollar appreciated relative to the U.S. dollar.
Income tax expense (recovery) for the three and nine months ended September 30, 2007 was less than $0.1 million, which is consistent with the expense or recovery incurred in the three and nine months ended September 30, 2006.

Third Quarter 2007 MD&A	Page 6

Hydrogenics Corporation
Net loss for the three months ended September 30, 2007 was $6.6 million, compared to $90.7 million for the three months ended September 30, 2006. Net loss for the three months ended September 30, 2007 by business segment was as follows: OnSite Generation $0.7 million; Power Systems $3.8 million; Corporate & Other $2.1 million; partially offset by $0.1 million of net income in the Test Systems business segment. Additional net loss commentary for the three months ended September 30, 2007 is as follows:
•	OnSite Generation incurred a net loss of $0.7 million for the three months ended September 30, 2007, compared to a net loss of $3.2 million for the three months ended September 30, 2006. This decrease in net loss is primarily attributed to increased revenues and higher overhead absorption as a result of a return to historical production levels in 2007.

•	Power Systems incurred a net loss for the three months ended September 30, 2007 of $3.8 million, compared to a net loss of $2.4 million for the three months ended September 30, 2006. This increased net loss is related to decreased revenues, higher cost of revenues and decreased research and product development funding compared with the same period in 2006.

•	Test Systems earned net income of $0.1 million compared to a net loss of $0.2 million for the three months ended September 30, 2006. This increase is primarily the result of increased revenues, compared to the same period in 2006.

•	Corporate & Other incurred a net loss of $2.1 million for the three months ended September 30, 2007, compared to $85.0 million for the three months ended September 30, 2006. This reduction in net loss is attributed to: (i) the absence of $80.0 million in charges related to the impairment of intangible assets and goodwill; (ii) a decrease of $2.2 million in amortization charges; and (iii) $0.7 million of other items.
For the nine months ended September 30, 2007, net loss was $18.6 million, compared to $108.7 million for the comparable period in 2006. Net loss for the nine months ended September 30, 2007 by business segment was as follows: OnSite Generation — $3.9 million; Power Systems — $10.4 million; Test Systems — less than $0.1 million; and the balance of $4.2 million attributable to Corporate & Other. Further net loss commentary for the nine months ended September 30, 2007 regarding each business segment is as follows:
•	OnSite Generation incurred a net loss of $3.9 million for the nine months ended September 30, 2007, compared to $8.9 million in the comparable period of 2006. This decrease is attributable to increased revenues attributed to a return to historical production levels and combined with the absence of $1.8 million in additional warranty reserves incurred during the second quarter of 2006.

•	Power Systems incurred a net loss for the nine months ended September 30, 2007 of $10.4 million, compared to a net loss of $6.1 million in the nine months ended September 30, 2006. This increase is attributable to: (i) decreased gross profit as a result of decreased revenues and change in product mix; (ii) the majority of the $2.1 million severance charges incurred in the first quarter of 2007; and (iii) decreased research and product development funding as a result of the completion of several funding agreements in 2006.

•	Test Systems incurred a net loss for the nine months ended September 30, 2007 of less than $0.1 million, compared to $0.2 million in the nine months ended September 30, 2006. This decrease is primarily attributable to increased revenue and decreased SG&A costs offset by decreased gross margins.

•	Corporate & Other costs were $4.2 million for the nine months ended September 30, 2007, compared to $93.5 million for the nine months ended September 30, 2006. This $89.3 million reduction in net loss is primarily attributed to: (i) the absence of $80.0 million in charges related to the impairment of intangible assets and goodwill; (ii) a decrease of $6.4 million in amortization charges; and (iii) $2.9 million of other items.

Third Quarter 2007 MD&A	Page 7

Hydrogenics Corporation
Net loss per share for the three and nine months ended September 30, 2007 was $0.07 and $0.20, respectively, compared to $0.99 and $1.18 respectively for the three and nine months ended September 30, 2006. The decrease in net loss per share is predominantly the result of a decreased net loss. Options granted under our stock option plan have not been included in the calculation of the diluted loss per share, as the effect would be anti-dilutive.
Weighted average number of shares outstanding during the three and nine months ended September 30, 2007 was 91,765,691 and 91,808,770 respectively (three months ended September 30, 2006, 91,858,314; nine months ended September 30, 2006 — 91,782,208). The number of common shares outstanding as at September 30, 2007 was 91,765,691 (September 30, 2006 — 91,916,466). The decrease in the number of common shares outstanding was primarily attributable to the repurchase and cancellation of treasury shares. Stock options outstanding at September 30, 2007 were 7,488,368 (September 30, 2006 – 7,914,086) of which 4,592,242 were exercisable (September 30, 2006 – 4,585,110).
Financial Condition, Liquidity and Capital Resources
Cash and cash equivalents and short-term investments were $37.9 million as at September 30, 2007, a decrease of $22.4 million from December 31, 2006. This decrease is attributable to a $15.6 million net loss (excluding non-cash items), a $5.7 million increase in non-cash working capital requirements, $0.9 million of investing outflows, excluding movements in short-term investments, and $0.2 million of financing outflows.
Cash and cash equivalents used in operating activities during the three and nine months ended September 30, 2007 were $5.6 million and $21.3 million, respectively. Cash and cash equivalents and short-term investments used in operating activities during the three and nine months ended September 30, 2006 were $6.0 million and $18.2 million, respectively. These decreases are primarily related to decreased losses from operations offset by increased non-cash working capital requirements, particularly $3.6 million of inventory as we return to historical production in our OnSite Generation business unit as well as payment of $2.2 million of previously accrued special warranty obligations related to supply chain and component quality issues experienced in our OnSite Generation business unit during 2006.
Cash and cash equivalents used in investing activities, excluding movements in short-term investments during the three and nine months ended September 30, 2007 were $0.4 million and $0.9 million respectively, compared to $0.5 million and $1.3 million respectively for the corresponding periods in 2006. These decreases are primarily the result of decreased capital expenditures, compared to the corresponding period in 2006.
We anticipate using our funds to develop and commercialize products primarily for near term fuel cell and hydrogen generation applications, based on anticipated market demand in addition to discharging the liabilities anticipated to be incurred upon the windup of our fuel cell test products design, development and manufacturing business. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and product development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for a minimum of six quarters. However, if cash generated from operations is insufficient to satisfy our liquidity or growth requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
The “Financial Condition, Liquidity and Capital Resources” section above contains certain forward looking statements.  By their nature, forward looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Please refer to the caution regarding forward looking statements on pages 1 and 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.

Third Quarter 2007 MD&A	Page 8

Hydrogenics Corporation
Credit Facilities
We have $13.7 million in lines of credit available to us for operating purposes and for letters of credit. Letters of credit aggregating $6.7 million were issued against these lines of credit at September 30, 2007. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Contingent Off-balance Sheet Arrangements and Contractual Obligations
We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we are currently eligible to receive up to $11.7 million (December 31, 2006 — $11.8 million) toward agreed upon research and development project costs. The utilized amount of the advances as at September 30, 2007 was $11.7 million (December 31, 2006 — $11.8 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.9 million in revenues from these technologies has been recognized and a repayable amount of less than $0.1 million has been reflected in our accounts. These arrangements will expire in stages between November 30, 2009 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
There has been no change to our contractual obligations, which are outlined in the MD&A contained in our 2006 Annual Report.
Outlook
This “Outlook” section contains certain forward looking statements.  By their nature, forward looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Please refer to the caution regarding forward looking statements on pages 1 and 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
On March 20, 2007, the Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The majority of the restructuring and streamlining was effected by March 31, 2007. A significant component of this restructuring and streamlining involved a workforce reduction across all business units. In order to effect this workforce reduction, the Corporation incurred a one-time pre-tax charge of approximately $2.1 million during the first quarter of 2007. This workforce reduction will represent approximately $4.0 million of annualized cost savings.
On November 7, 2007 the Board of Directors of the Corporation approved plans to windup our fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. We expect to utilize between $3.5 million to $4.0 million of cash resources, with a corresponding charge to earnings relating to the closure of this business, the majority of which is anticipated to be incurred prior to December 31, 2007. We also anticipate that the windup will take up to two years to complete as we will be required to incur costs related to severance, facility closure and warranty obligations.
During the fourth quarter of 2007 and for the next several years, we anticipate that our remaining business units will benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications and that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Additional outlook commentary regarding each business unit is provided as follows:
•	Our strategy for our OnSite Generation business unit is to increase revenues from industrial hydrogen markets while also pursuing opportunities in the transportation and renewable energy markets. We anticipate that the continued development of our new products will position us to increase revenues in the

Third Quarter 2007 MD&A	Page 9

Hydrogenics Corporation
industrial market and offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large-scale renewable installations increases.

•	Our strategy for our Power Systems business unit is to sell into early adopting markets as our products become more cost competitive with incumbent technologies. We believe there are near-term sales opportunities in the AC and DC backup power markets, light mobility markets as well as various military markets.

•	Our strategy for our Test Systems business unit is to effect an orderly windup of our fuel cell test products design, development and manufacturing business within the next two years in accordance with our desire to focus our resources on the OnSite Generation and Power Systems business segments.
We expect that our gross margin will continue to increase in the fourth quarter of 2007 compared to 2006 attributable to the continuing improved operating results in our Onsite Generation business. We are aiming to improve our gross margin by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We also anticipate that our gross margin will increase after we deliver all orders in our fuel cell test products design, development and manufacturing business. We expect that research and product development costs will increase in the future to support steps towards product commercialization including lowering product costs and improving quality in our OnSite Generation and Power Systems business units. We also expect that our level of capital expenditures will increase in future years, compared to historical levels as we invest in property, plant and equipment that we believe is necessary to grow our operations.
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

	Quarter ended
Expressed in thousands except	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
per share amounts	2007	2007	2007	2006	2006	2006	2006	2005

Revenues	$10,624	$9,465	$6,850	$9,547	$9,000	$5,376	$6,136	$9,057
Net Loss	(6,478)	(3,787)	(8,306)	(22,069)	(90,732)	(9,626)	(8,332)	(9,136)
Net Loss Per Share (Basic & Fully Diluted)	(0.07)	(0.04)	(0.09)	(0.23)	(0.99)	(0.11)	(0.09)	(0.11)
Weighted Average Common Shares Outstanding	91,765,691	91,765,691	91,896,363	91,916,466	91,858,314	91,781,393	91,705,236	91,679,966

Third Quarter 2007 MD&A	Page 10